EXHIBIT 99.1

NEWS RELEASE TSX: ELD NYSE: EGO	June 4, 2025

Eldorado Gold Announces Election of Directors and Results from the 2025 Annual and Special Meeting of Shareholders

VANCOUVER, BC – Eldorado Gold Corporation (“Eldorado” or “the Company”) is pleased to announce that all director nominees, as listed in the Management Proxy Circular dated April 15, 2025, were elected as directors of Eldorado at the Company’s Annual and Special Meeting of Shareholders (the “Meeting”) held on June 3, 2025.

"On behalf of the Board, we would like to thank our shareholders for their continued support. With our transformative Skouries copper-gold project less than a year away from first production, our optimization efforts at our existing operations poised to unlock further value, and the continued strengthening of our balance sheet, we believe the future is bright for all our stakeholders,” said Steven Reid, Chair of Eldorado Gold's Board of Directors.

“Further, we would like to thank Catharine Farrow for her contributions and wish her success in her future endeavors. Since joining the Board in 2020, Ms. Farrow has been an invaluable member of the Board, providing her governance and technical expertise to all of the Board’s activities. As part of our ongoing Board renewal efforts, we are pleased to welcome Hussein Barma to the Board. Mr. Barma brings a wealth of business acumen and international experience, including over 25 years of experience in senior positions in the mining sector that will enhance our Board's skill set."

Election of Directors

Directors	Votes For	Votes Against	Outcome
Hussein Barma	143,639,385 Shares 99.80%	285,884 Shares 0.20%	Elected
Carissa Browning	142,929,228 Shares 99.31%	996,039 Shares 0.69%	Elected
George Burns	143,689,977 Shares 99.84%	235,292 Shares 0.16%	Elected
Teresa Conway	142,887,461 Shares 99.28%	1,037,808 Shares 0.72%	Elected
Judith Mosely	143,622,193 Shares 99.79%	303,075 Shares 0.21%	Elected
Steven Reid	143,084,929 Shares 99.42%	840,336 Shares 0.58%	Elected
Stephen Walker	143,612,321 Shares 99.78%	312,947 Shares 0.22%	Elected
John Webster	142,344,662 Shares 98.90%	1,580,607 Shares 1.10%	Elected

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At the Meeting, shareholders of the Company also approved:

•	The appointment of independent auditors;
•	Authorizing the board of directors to set the auditor’s pay;
•	Amending and restating the Performance Share Unit Plan;
•	Amending and restating the Stock Option Plan; and
•	The advisory resolution on executive compensation.

Voting results on each resolution can also be found in the Company’s final Report on Voting Results as filed on SEDAR+ (www.sedarplus.com). Biographical information on each of the elected Directors can be found on the Company’s website (www.eldoradogold.com).

About Eldorado Gold

Eldorado is a gold and base metals producer with mining, development and exploration operations in Türkiye, Canada and Greece. The Company has a highly skilled and dedicated workforce, safe and responsible operations, a portfolio of high-quality assets, and long-term partnerships with local communities. Eldorado's common shares trade on the Toronto Stock Exchange (TSX: ELD) and the New York Stock Exchange (NYSE: EGO).

Contact

Investor Relations

Lynette Gould, VP, Investor Relations, Communications & External Affairs

647 271 2827 or 1 888 353 8166

lynette.gould@eldoradogold.com

Media

Chad Pederson, Director, Communications and Public Affairs

236 885 6251 or 1 888 353 8166

chad.pederson@eldoradogold.com

Cautionary Note about Forward-looking Statements and Information

Certain of the statements made and information provided in this press release are forward-looking statements or forward-looking information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws.  Often, these forward-looking statements and forward-looking information can be identified by the use of words such as “continues”, “focuses” or variations of such words and phrases or statements that certain actions, events or results “can”, “could”, “likely”, “may”, “might”, “will” or “would” be taken, occur or be achieved.

Forward-looking statements or information contained in this press release include, but are not limited to, statements or information with respect to: the advancement of construction at Skouries, our optimization efforts and their expected impact, our expectations with respect to our balance sheet and the future for our stakeholders and generally our strategy, plans and goals.  Forward-looking statements or information are by their nature based on a number of assumptions that management considers reasonable.  However, such assumptions involve both known and unknown risks, uncertainties and other factors which, if proven to be inaccurate, may cause actual results, activities, performance or achievements may be materially different from those described in the forward-looking statements or information. These include assumptions concerning: timing, cost and results of our construction and development activities, improvements and exploration; the future price of gold and other commodities; exchange rates; anticipated values, costs, expenses and working capital requirements; production and metallurgical recoveries; mineral reserves and resources; our ability to unlock the potential of our brownfield property portfolio; our ability to address the negative impacts of climate change and adverse weather; consistency of agglomeration and our ability to optimize it in the future; the cost of, and extent to which we use, essential consumables (including fuel, explosives, cement, and cyanide); the impact and effectiveness of productivity initiatives; the time and cost necessary for anticipated overhauls of equipment; expected by-product grades; the use, and impact or effectiveness, of growth capital; the impact of acquisitions, dispositions, suspensions or delays on our business; the sustaining capital required for various projects; and the geopolitical, economic, permitting and legal climate that we operate in (including recent disruptions to shipping operations in the Red Sea and any related shipping delays, shipping price increases, or impacts on the global energy market).

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In addition, except where otherwise stated, Eldorado has assumed a continuation of existing business operations on substantially the same basis as exists at the time of this press release.  Even though we believe that the assumptions and expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statement or information will prove to be accurate. Many assumptions may be difficult to predict and are beyond our control.

Forward-looking statements or information is subject to known and unknown risks, uncertainties and other important factors that may cause actual results, activities, performance or achievements to be materially different from those described in the forward-looking statements or information. These risks, uncertainties and other factors include, among others: risks relating to our operations in foreign jurisdictions (including recent disruptions to shipping operations in the Red Sea and any related shipping delays, shipping price increases, or impacts on the global energy market); development risks at Skouries and other development projects; community relations and social license; liquidity and financing risks; climate change; inflation risk; environmental matters; production and processing; waste disposal; geotechnical and hydrogeological conditions or failures; the global economic environment; risks relating to any pandemic, epidemic, endemic or similar public health threats; reliance on a limited number of smelters and off-takers; labour (including in relation to employee/union relations, the Greek transformation, employee misconduct, key personnel, skilled workforce, expatriates, and contractors); indebtedness (including current and future operating restrictions, implications of a change of control, ability to meet debt service obligations, the implications of defaulting on obligations and change in credit ratings); government regulation; the Sarbanes-Oxley Act; commodity price risk; mineral tenure; permits; risks relating to environmental sustainability and governance practices and performance; financial reporting (including relating to the carrying value of our assets and changes in reporting standards); non-governmental organizations; corruption, bribery and sanctions; information and operational technology systems; litigation and contracts; estimation of mineral reserves and mineral resources; different standards used to prepare and report mineral reserves and mineral resources; credit risk; price volatility, volume fluctuations and dilution risk in respect of our shares; actions of activist shareholders; reliance on infrastructure, commodities and consumables (including power and water); currency risk; interest rate risk; tax matters; dividends; reclamation and long-term obligations; acquisitions, including integration risks, and dispositions; regulated substances; necessary equipment; co-ownership of our properties; the unavailability of insurance; conflicts of interest; compliance with privacy legislation; reputational issues; competition, and those risk factors discussed in our most recent Annual Information Form & Form 40-F. The reader is directed to carefully review the detailed risk discussion in our most recent Annual Information Form & Form 40-F filed on SEDAR+ and EDGAR under our Company name, for a fuller understanding of the risks and uncertainties that affect our business and operations.

The inclusion of forward-looking statements and information is designed to help the reader understand management’s current views of our near- and longer-term prospects, and it may not be appropriate for other purposes. There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, the reader should not place undue reliance on the forward-looking statements or information contained herein. Except as required by law, we do not expect to update forward-looking statements and information continually as conditions change and readers are referred to the full discussion of the Company’s business contained in the Company’s reports filed with the securities regulatory authorities in Canada and the United States.

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